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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 6)

TDC A/S (Name of Issuer)
Ordinary Share of DKK5 each (Title of Class of Securities)
ISIN DK0010253335 (ISIN Number)
Lawrence H. Guffey The Blackstone Group International Limited 40 Berkeley Square London W1J 5AL, U.K. +44 20 7451 4000	Richard Wilson Apax Partners Worldwide LLP 15 Portland Place London W1B 1PT, U.K. +44 20 7572 6300	Kurt Björklund Permira Advisers KB Birger Jarlsgatan 12 114 34 Stockholm Sweden +46 8503 122 00
Oliver Haarmann Kohlberg Kravis Roberts & Co. Ltd. 7 Carlton Gardens London SW1Y 5AD, U.K. +44 20 7839 9800	Copy To: Michael Wolfson, Esq. Simpson Thacher & Bartlett LLP Citypoint One Ropemaker Street London EC2Y 9HU, U.K. +44 20 7275 6500	Gustavo Schwed Providence Equity Partners Limited 78 Brook Street London W1K 5EF, U.K. +44 20 7514 8800
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications) January 20, 2006

(Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

        This Amendment No. 6 amends and supplements the statement on Schedule 13D, filed with the Securities and Exchange Commission (the "SEC") on December 9, 2005, as amended by Amendment No. 1 filed with the SEC on December 22, 2005, Amendment No. 2 filed with the SEC on January 10, 2006, Amendment No. 3 filed with the SEC on January 11, 2006, Amendment No. 4 filed with the SEC on January 12, 2006 and Amendment No. 5 filed with the SEC on January 17, 2006 (the "Schedule 13D") with respect to the shares of DKK5 each ("TDC Shares") issued by TDC A/S, a Danish public limited company with its registered company with its registered office in Copenhagen, registered with the Danish Commerce and Companies Agency under CVR No. 14773908 (the "Issuer"). Each item below amends and supplements the information disclosed under the corresponding item of the Schedule 13D. Unless otherwise indicated herein, terms used but not defined in this Amendment No. 6 shall have the same respective meanings herein as are ascribed to such terms in the Schedule 13D.

Item 3. Source and Amount of Funds and Other Consideration

        Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

        The response contained in Item 7 of the Schedule TO, filed by Nordic Telephone Company ApS (the "Bidder") and certain other Parties on November 30, 2005 (as amended from time to time, the "Schedule TO"), is incorporated herein by reference.

Item 4. Purpose of Transaction

        Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

        The response contained in Item 7 of the Schedule TO is incorporated herein by reference.

        The Press Release of the Bidder, dated January 20, 2006 and filed as Exhibit (a)(5)(R) to the Schedule TO, is hereby incorporated by reference.

Item 7. Materials to be Filed as Exhibits

        The following documents are hereby filed as exhibits:

  16.
  Press Release of the Bidder, dated January 20, 2006, incorporated by reference to Exhibit (a)(5)(R) to the Schedule TO.

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NORDIC TELEPHONE COMPANY APS
By:	/s/ RICHARD WILSON	By:	/s/ LAWRENCE H. GUFFEY
Name:	Richard Wilson	Name:	Lawrence H. Guffey
Title:	Director	Title:	Director
By:	/s/ OLIVER HAARMANN	By:	/s/ KURT BJÖRKLUND
Name:	Oliver Haarmann	Name:	Kurt Björklund
Title:	Director	Title:	Director
By:	/s/ GUSTAVO SCHWED
Name:	Gustavo Schwed
Title:	Director
NORDIC TELEPHONE COMPANY INVESTMENT APS
By:	/s/ RICHARD WILSON	By:	/s/ LAWRENCE H. GUFFEY
Name:	Richard Wilson	Name:	Lawrence H. Guffey
Title:	Director	Title:	Director
By:	/s/ OLIVER HAARMANN	By:	/s/ KURT BJÖRKLUND
Name:	Oliver Haarmann	Name:	Kurt Björklund
Title:	Director	Title:	Director
By:	/s/ GUSTAVO SCHWED
Name:	Gustavo Schwed
Title:	Director

For and on behalf of Apax Partners Europe Managers Ltd. as Manager of Apax Europe VI-A, L.P.
By:	/s/ ADRIAN BEECROFT

Name:	Adrian Beecroft
Title:	Authorized Person

For and on behalf of Apax Partners Europe Managers Ltd. as Manager of Apax Europe VI-1 L.P.
By	/s/ ADRIAN BEECROFT

Name:	Adrian Beecroft
Title:	Authorized Person

For and on behalf of Apax Europe VI GP, Co. Ltd. as general partner of Apax Europe VI GP, L.P. Inc.
By	/s/ DENISE FALLAIZE

Name:	Denise Fallaize
Title:	Authorized Person

For and on behalf of Apax Europe VI GP, Co. Ltd.
By	/s/ DENISE FALLAIZE

Name:	Denise Fallaize
Title:	Authorized Person

For and on behalf of Apax Partners Europe Managers Ltd.
By	/s/ ADRIAN BEECROFT

Name:	Adrian Beecroft
Title:	Authorized Person

Blackstone NSS Communications Partners (Cayman) L.P.
By Blackstone Communications Management Associates (Cayman) L.P., its general partner
By Blackstone FI Communications Associates (Cayman) Ltd., its general partner
By:	/s/ ROBERT FRIEDMAN

Name:	Robert Friedman
Title:	Authorized Person

Blackstone Family Communications Partnership (Cayman) L.P.
By Blackstone Communications Management Associates (Cayman) L.P., its general partner
By Blackstone FI Communications Associates (Cayman) Ltd., its general partner
By:	/s/ ROBERT FRIEDMAN

Name:	Robert Friedman
Title:	Authorized Person

Blackstone Capital Partners (Cayman) IV L.P. By Blackstone Management Associates (Cayman) IV L.P., its general partner By Blackstone LR Associates (Cayman) IV Ltd., its general partner
By:	/s/ ROBERT FRIEDMAN

Name:	Robert Friedman
Title:	Authorized Person

Blackstone Capital Partners (Cayman) IV-A L.P. By Blackstone Management Associates (Cayman) IV L.P., its general partner By Blackstone LR Associates (Cayman) IV Ltd., its general partner
By:	/s/ ROBERT FRIEDMAN

Name:	Robert Friedman
Title:	Authorized Person

Blackstone Family Investment Partnership (Cayman) IV-A L.P. By Blackstone Management Associates (Cayman) IV L.P., its general partner By Blackstone LR Associates (Cayman) IV Ltd., its general partner

By:	/s/ ROBERT FRIEDMAN

Name:	Robert Friedman
Title:	Authorized Person

Blackstone Participation Partnership (Cayman) IV L.P. By Blackstone Management Associates (Cayman) IV L.P., its general partner By Blackstone LR Associates (Cayman) IV Ltd., its general partner
By:	/s/ ROBERT FRIEDMAN

Name:	Robert Friedman
Title:	Authorized Person

Blackstone Communications Management Associates (Cayman) L.P. By Blackstone FI Communications Associates (Cayman) Ltd., its general partner
By:	/s/ ROBERT FRIEDMAN

Name:	Robert Friedman
Title:	Authorized Person

Blackstone Management Associates (Cayman) IV L.P. By Blackstone LR Associates (Cayman) IV Ltd., its general partner
By:	/s/ ROBERT FRIEDMAN

Name:	Robert Friedman
Title:	Authorized Person

Blackstone FI Communications Associates (Cayman) Ltd.
By:	/s/ ROBERT FRIEDMAN

Name:	Robert Friedman
Title:	Authorized Person

Blackstone LR Associates (Cayman) IV Ltd.
By:	/s/ ROBERT FRIEDMAN

Name:	Robert Friedman
Title:	Authorized Person

Signed by for and on behalf of
KKR Millennium Fund (Overseas), Limited Partnership
By: KKR Associates Millennium (Overseas), Limited Partnership, its general partner
By: KKR Millennium Limited, its general partner
By:	/s/ PERRY GOLKIN
	Name:	Perry Golkin
	Title:	Authorized Person
Signed by for and on behalf of KKR Associates Millennium (Overseas), Limited Partnership
By: KKR Millennium Limited, its general partner
By:	/s/ PERRY GOLKIN
	Name:	Perry Golkin
	Title:	Authorized Person
Signed by for and on behalf of KKR Millennium Limited
By:	/s/ PERRY GOLKIN
	Name:	Perry Golkin
	Title:	Authorized Person

Signed by	)	/s/ ALISTAIR BOYLE
for and on behalf of	)	Alistair Boyle
Permira Europe III G.P. Limited as general partner of	)	Alternate Director
Permira Europe III G.P. L.P. as	)
general partner of Permira Europe III L.P. 1)
Signed by	)	/s/ ALISTAIR BOYLE
for and on behalf of	)	Alistair Boyle
Permira Europe III G.P. Limited as general partner of	)	Alternate Director
Permira Europe III G.P. L.P. as	)
general partner of Permira Europe III L.P. 2)
Signed by	)	/s/ ALISTAIR BOYLE
for and on behalf of	)	Alistair Boyle
Permira Europe III G.P. Limited as general partner of	)	Alternate Director
Permira Europe III G.P. L.P. as	)
managing limited partner of Permira Europe III GmbH & Co. KG	)
Signed by	)	/s/ ALISTAIR BOYLE
for and on behalf of	)	Alistair Boyle
Permira Nominees Limited as nominee for	)	Alternate Director
Permira Investments Limited	)
Signed by	)	/s/ ALISTAIR BOYLE
for and on behalf of	)	Alistair Boyle
Permira Europe III G.P. Limited as administrator of	)	Alternate Director
Permira Europe III Co-investment Scheme	)
Signed by	)	/s/ ALISTAIR BOYLE
for and on behalf of	)	Alistair Boyle
Permira Europe III G.P. Limited as general partner of	)	Alternate Director
Permira Europe III G.P. L.P.	)
Signed by	)	/s/ ALISTAIR BOYLE
for and on behalf of	)	Alistair Boyle
Permira Europe III G.P. Limited	)	Alternate Director
Signed by	)	/s/ ALISTAIR BOYLE
for and on behalf of Permira Holdings Limited	)	Alistair Boyle
	)	Alternate Director
Signed by	)	/s/ ALISTAIR BOYLE
for and on behalf of	)	Alistair Boyle
Permira Europe II Managers L.P. as	)	Alternate Director
general partner of Permira Europe II L.P. 1,	)
acting by its general partner	)
Permira (Europe) Limited
)

Signed by	)	/s/ ALISTAIR BOYLE
for and on behalf of	)	Alistair Boyle
Permira Europe II Managers L.P. as	)	Alternate Director
general partner of Permira Europe II L.P. 2)
acting by its general partner	)
Permira (Europe) Limited	)
Signed by	)	/s/ ALISTAIR BOYLE
for and on behalf of	)	Alistair Boyle
Permira Europe II Managers L.P. as	)	Alternate Director
managing general partner of	)
Permira Europe II C.V. 3)
acting by its general partner	)
Permira (Europe) Limited	)
Signed by	)	/s/ ALISTAIR BOYLE
for and on behalf of	)	Alistair Boyle
Permira Europe II Managers L.P. as	)	Alternate Director
managing general partner of	)
Permira Europe II C.V. 4)
acting by its general partner	)
Permira (Europe) Limited	)
Signed by	)	/s/ ALISTAIR BOYLE
for and on behalf of	)	Alistair Boyle
Permira (Europe) Limited as manager of	)	Alternate Director
Permira Europe II Co-investment Scheme	)
Signed by	)	/s/ ALISTAIR BOYLE
for and on behalf of	)	Alistair Boyle
SV (Nominees) Limited as nominee for	)	Alternate Director
Schroder Ventures Investments Limited	)
Signed by	)	/s/ ALISTAIR BOYLE
for and on behalf of	)	Alistair Boyle
Permira Europe II Managers L.P.	)	Alternate Director
acting by its general partner	)
Permira (Europe) Limited	)
Signed by	)	/s/ ALISTAIR BOYLE
for and on behalf of	)	Alistair Boyle
Permira (Europe) Limited	)	Alternate Director

PROVIDENCE EQUITY OFFSHORE PARTNERS V L.P.
By: Providence Equity Offshore GP V L.P.,the General Partner

    By: Providence Equity Partners (Cayman) V Ltd., its general partner

By:	/s/ JONATHAN NELSON
Name:	Jonathan Nelson
Title:	Authorized Person
PROVIDENCE EQUITY OFFSHORE GP V L.P. By: Providence Equity Partners (Cayman) V Ltd., its general partner
By:	/s/ JONATHAN NELSON
Name:	Jonathan Nelson
Title:	Authorized Person
PROVIDENCE EQUITY PARTNERS (CAYMAN) V LTD.
By:	/s/ JONATHAN NELSON
Name:	Jonathan Nelson
Title:	Authorized Person
/s/ PAUL J. SALEM Paul J. Salem
/s/ GLENN M. CREAMER Glenn M. Creamer
/s/ JONATHAN M. NELSON Jonathan M. Nelson
/s/ PETER G. PETERSON Peter G. Peterson
/s/ STEPHEN A. SCHWARZMAN Stephen A. Schwarzman

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  Item 3. Source and Amount of Funds and Other Consideration
  Item 4. Purpose of Transaction
  Item 7. Materials to be Filed as Exhibits